Exhibit 99.1

Xinyuan Real Estate Co., Ltd. Announces Third Quarter 2020 Financial Results

BEIJING, China, November 27, 2020 - Xinyuan Real Estate Co., Ltd. (“Xinyuan” or the “Company”) (NYSE: XIN), an NYSE-listed real estate developer and property manager operating primarily in China and in the U.S., today announced its unaudited financial results for the third quarter ended September 30, 2020.

Third Quarter 2020 Highlights

•	Total revenue in the third quarter of 2020 increased 130.5% to US$ 655.4 million from US$284.4 million in the second quarter of 2020.

•	Net income in the third quarter of 2020 increased 198.0% to US$ 29.5 million from net loss of US$30.1 million in the second quarter of 2020.

•	Diluted net income per ADS attributable to shareholders in the third quarter of 2020 increased 193.3% to US$0.46 from diluted net loss of US$0.49 in the second quarter of 2020.

Mr. Yong Zhang, Xinyuan’s Chairman, stated, “I am glad to share our third quarter business results, in which we made remarkable progress from last quarter. We believe that consumer spending has broadly been restored across China, driving better business conditions. Our contract sales recovered with several major projects in Zhengzhou and Qingdao launched for presale as planned, reaching around 11.8 billion RMB or US$1.68 billion accumulatively by the end of third quarter. We also made encouraging progress on projects in Beijing and Xi’an, which should be able to launch in the fourth quarter. With a burgeoning pipeline in Tier-1 and Tier-2 cities, we are confident that Xinyuan can withstand market fluctuations and capitalize on opportunities.”

Mr. Zhang continued: “Balance sheet optimization has always been our top mission. In this quarter, we further reduced the proportion of short-term debt from 46% in December 2019 to 37% in September 2020, a $240 million reduction from $1.49 billion to $1.25 billion, and it’s fully covered by our cash position. Liquidity improved due to ample cash collection and issuance of offshore bonds in third quarter, and recently further strengthened after the landing of RMB 900 million onshore corporate bonds. Stronger balance sheet brings additional resources needed to drive our growth strategy and to build a diverse and dynamic real estate ecosystem.”

Third Quarter 2020 Financial Results

Revenue

In the third quarter of 2020, the Company’s total revenue increased 31.7% to US$ 655.4 million from US$497.6 million in the third quarter of 2019 and increased 130.5% from US$284.4 million in the second quarter of 2020.

Gross Profit

Gross profit for the third quarter of 2020 was US$ 105.3 million, compared to gross profit of US$123.5 million in the third quarter of 2019 and a gross profit of US$19.2 million in the second quarter of 2020.

Selling, General and Administrative Expenses

SG&A expenses were US$ 57.9 million for the third quarter of 2020 compared to US$57.6 million for the third quarter of 2019 and US$51.4 million for the second quarter of 2020. As a percentage of total revenue, SG&A expenses were 8.8% compared to 11.6% in the third quarter of 2019 and 18.1% in the second quarter of 2020.

Net Income

Net income for the third quarter of 2020 was US$ 29.5 million compared to net income of US$5.4 million for the third quarter of 2019 and net loss of US$30.1 million for the second quarter of 2020. Net margin was 4.5% compared to 1.1% in the third quarter of 2019 and negative 10.6% in the second quarter of 2020. Diluted net earnings per ADS was US$0.46 compared to diluted net earnings of US$0.07 per ADS in the third quarter of 2019 and diluted net loss of US$0.49 per ADS in the second quarter of 2020.

Balance Sheet

As of September 30, 2020, the Company’s cash and restricted cash was US$ 1,252.0 million, which reflects an increase of US$ 252.2 million from US$ 999.8 million as of June 30, 2020.

As of September 30, 2020, short term debt outstanding was US$ 1,255.6 million, total debt outstanding was US$ 3,374.6 million.

The balance of the Company’s real estate properties under development at the end of the third quarter of 2020 was US$ 2,592.0 million compared to US$ 3,094.9 million at the end of the second quarter of 2020.

Real Estate Project Status in China

The Company commenced pre-sales of two new project in the third quarter of 2020, Zhengzhou Xinyuan Palace I and Qingdao Lingshan Bay Dragon Seal.

Below is a summary table of projects that were active and available for sale in the third quarter of 2020.

Project	GFA
	(m2, 000s)
	Total Active Projects as of September 30, 2020	Sold as of September 30, 2020	Unsold as of September 30, 2020
Xingyang Splendid II	118.5	98.3	20.2
Jinan Royal Palace	449.8	441.5	8.3
Xuzhou Colorful City	130.8	123.3	7.5
Sanya Yazhou Bay No.1	119.2	119.0	0.2
Xi’an Metropolitan	286.0	276.3	9.7
Jinan Xin Central	195.7	192.0	3.7
Henan Xin Central I	261.5	253.4	8.1
Zhengzhou Fancy City I	166.7	160.4	6.3
Tianjin Spring Royal Palace I	139.7	131.6	8.1
Zhengzhou International New City I	356.7	353.1	3.6
Xingyang Splendid III	120.9	119.2	1.7
Zhengzhou International New City II	176.0	170.3	5.7
Zhengzhou Fancy City II (North)	108.7	102.4	6.3
Tianjin Spring Royal Palace II	144.6	91.4	53.2
Zhengzhou International New City III D	46.1	45.2	0.9
Zhengzhou Hangmei International Wisdom City I	64.7	59.0	5.7
Zhengzhou International New City III B	118.8	118.5	0.3
Changsha Furong Thriving Family	72.0	72.0	0.0
Chengdu Xinyuan City	741.6	402.9	338.7
Kunshan Xinyu Jiayuan	107.9	64.2	43.7
Xingyang Splendid IV	151.8	107.8	44.0
Suzhou Suhe Bay *	62.6	62.6	-
Zhengzhou Hangmei International Wisdom City II	78.4	42.4	36.0
Qingdao Royal Dragon Bay	161.9	108.1	53.8
Jinan Royal Spring Bay	116.9	80.5	36.4
Xinyuan Golden Water View City-Zhengzhou	331.4	120.2	211.2
Zhengzhou Fancy City III	80.6	77.4	3.2
Zhengzhou International New City III C	82.3	75.7	6.6
Zhengzhou International New City IV A12	199.7	185.4	14.3
Zhengzhou International New City IV B10	92.3	69.5	22.8
Suzhou Galaxy Bay	76.5	73.4	3.1
Suzhou Gusu Shade I	12.0	9.4	2.6
Dalian International Health Technology Town I	103.8	63.8	40.0
Xingyang Splendid V	80.5	66.1	14.4
Suzhou Gusu Shade II **	14.3	10.0	4.3
Zhengzhou International New City V A04	104.9	51.3	53.6
Huzhou Silk Town ***	146.7	33.4	113.3
Foshan Xinchuang AI International Science and Technology Innovation Valley	194.4	42.4	152.0
Suzhou Linhu Lake****	156.4	12.6	143.8
Zhengzhou Xinyuan Palace I	122.0	19.0	103.0
Qingdao Lingshan Bay Dragon Seal*****	381.2	25.5	355.7
Others	56.5		56.5
Total active projects	6,733.0	4,730.5	2,002.5

* The Company owns a 16.66% equity interest in Suzhou Hengwan Real Estate Co., Ltd.. which develops Suzhou Suhe Bay. The Company accounts for its investment under the equity method.

** The Company owns a 19.99% equity interest in Suzhou Litai Real Estate Co., Ltd., which develops Suzhou Gusu Shade II. The Company accounts for its investment under the equity method.

*** The Company owns a 51% equity interest indirectly in Huzhou Xinhong Renju Construction Development Co., Ltd., which develops Huzhou Silk Town. Based on the articles of association, the company cannot exercise control of Huzhou Silk Town, but has the ability to exercise significant influence over Huzhou Silk Town's operating and financial decisions and accounted for it as an equity method investment.

**** The Company owns a 24% equity interest in Suzhou Rongjingchen Real Estate Co., Ltd., which develops Suzhou Linhu Lake. The Company accounts for its investment under the equity method.

***** The Company owns a 49% equity interest in Qingdao Wisdom City Industry Development Co., Ltd. , which develops Qingdao Lingshan Bay Dragon Seal. The Company has the land use rights and property development and accounted for it as an equity method investment.

As of September 30, 2020, the Company’s total saleable GFA was approximately 4,056,500 square meters for active projects and under planning stage projects in China. Below is a summary of all of the Company’s projects in China:

	Unsold GFA as of September 30, 2020 (m2, 000s)	Pre-sales Scheduled

Tongzhou Xinyuan Royal Palace-Beijing	102.3	Q4, 2020
Xinyuan Chang’an Royal Palace-Xi’an	226.0	Q4, 2020
Zhengzhou International New City Land Bank(all land is grouped together and will be developed gradually)	862.4	To be determined
Zhuhai Xin World	70.0	To be determined
Zhengzhou Hangmei Project Land Bank(all land is grouped together and will be developed gradually)	201.1	To be determined
Wuhan Hidden Dragon Royal Palace	182.9	To be determined
Dalian International Health Technology Town II	44.4	To be determined
Foshan Xinchuang AI International Science and Technology Innovation Valley II	236.8	To be determined
Taizhou Yihe Yayuan *	128.1	To be determined

Total projects under planning	2,054.0
Total active projects	2,002.5
Total of all Xinyuan unsold projects in China	4,056.5

* The Company owns 40% equity interest in Taizhou Yiju Real Estate Co., Ltd. which develops Taizhou Yihe Yayuan.

Update on United States Real Estate Projects

At the Oosten project in Brooklyn, New York City, as of September 30, 2020, a total of 179 units out of 216 units were sold. Total revenue from this project has reached US$261.0 million. Of the remaining 37 unsold units, 21 are rented with lease terms ranging from 12 months to 24 months.

At the Hudson Garden project, BLOOM ON FORTY FIFTH, in the Hell’s Kitchen area of Manhattan, New York City, as of September 30, 2020, the Company had completed superstructure construction, precast concrete facade, and windows installation. Of the total sellable 34,903 square feet of retail/commercial space, a total of 28,090 square feet have been leased to the U.S. department store retailer Target for a 20 year term and another 1,910 square feet have been leased to a dermatologist's office for a 15 year lease term. Target’s grand opening was on October 25, 2020.

The substantial completion of construction is expected in December 2020 and under budget. The temporary certification of occupancy of entire building is expected by the end of December 2020. The onsite sales office and model apartments were fully furnished during the second quarter 2020. The residential unit sales strategy started with a first phase launch in China during Q4 2019 in which we exhibited in five Tier 1 and Tier 2 cities, leveraging Xinyuan’s own client database and established third-party channels. The second phase of sales was officially launched in New York City during Q3 2020.

At the RKO project in Flushing, New York, the Company continued to execute on the planning, governmental approvals, and pre-development activities. As of September 30, 2020, we have engaged GKV Architects to develop new architectural plans, and completed the schematic design for the condo and hotel mixed-use development. The demolition is expected to be completed by the end of the first quarter 2021. The procurement of general contractor for the construction started during Q3 2020.

Update on the United Kingdom Real Estate Project

During the third quarter of 2020, work on site continued to progress, primarily focused on internal fit out, but completion will be delayed from the contract completion date of October 2020 due to the impact of Covid-19 on construction sites. Our current forecast is that construction will be completed in first quarter 2021, assuming no further restrictions on working conditions.

Of the 423 residential units in The Madison, all of the 104 Affordable Housing apartments have been pre-sold to a regulated affordable housing provider. Of the remaining 319 apartments, 151 apartments have been sold.

Business Outlook

We remain optimistic and positive for the remainder of 2020. But in light of future uncertainties relating to COVID-19 developments and economical fluctuations, as well as the government restrictions on the real estate industry, the Company expects 2020 contract sales of around RMB 18 billion.

Conference Call Information

The Company will hold a conference call at 8:00am ET on November 27, 2020, to discuss its third quarter 2020 results. Listeners may access the call by dialing:

US Toll Free: 1-800-458-4121

Toll/International: 1-323-794-2093

China National: 4001 209101

Hong Kong Toll Free: 800 961 105

United Kingdom Toll Free: 0800 358 6377

A webcast will also be available through the Company's investor relations website at http://ir.xyre.com.

A replay of the conference call may be accessed by phone at the following numbers until December 4, 2020:

US: 1-844-512-2921

International: 1-412-317-6671

Access code: 4456736

A live and archived webcast of the conference call will be available at http://ir.xyre.com.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. ("Xinyuan") is an NYSE-listed real estate developer and property manager primarily in China and in other countries. In China, Xinyuan develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Zhengzhou, Jinan, Xi'an, and Suzhou, among others. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York City. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

Forward Looking Statements

Certain statements in this press release constitute “forward-looking statements”. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements includes statements about estimated financial performance and sales performance and activity, among others, and can generally be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to enter successfully into new geographic markets and new business lines and expand our operations; the impact of the COVID-19 pandemic on the real estate markets and economies of the cities and countries in which we operate; the marketing and sales ability of our third-party sales agents; the performance of our third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in the countries in which we operate; our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in the markets in which we operate; fluctuations in general economic and business conditions in the markets in which we operate; and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2019. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

Notes to Unaudited Financial Information

This release contains unaudited financial information which is subject to year-end audit adjustments. Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this unaudited financial information.

For more information, please contact:

Xinyuan Real Estate Co., Ltd.

Mr. Charles Wang

Investor Relations Director

Tel: +86 (10) 8588-9376

Email: irteam@xyre.com

The Blueshirt Group

In U.S.: Ms. Julia Qian

Email: Julia@blueshirtgroup.com

In China: Ms. Susie Wang

Mobile: +86 (138) 1081-7475

Email:  susie@blueshirtgroup.com

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Three months ended
	September 30,	June 30,	September 30,
	2020	2020	2019
	(unaudited)	(unaudited)	(unaudited)
Total revenue	655,412	284,361	497,638
Total costs of revenue	(550,074)	(265,143)	(374,134)
Gross profit	105,338	19,218	123,504

Selling and distribution expenses	(20,327)	(15,943)	(21,067)
General and administrative expenses	(37,581)	(35,434)	(36,556)
Gain on disposal of property held for lease	82,806	-	-

Operating income/(loss)	130,236	(32,159)	65,881

Interest income	3,409	4,322	4,245
Interest expense	(36,496)	(30,434)	(31,338)
Gain on short-term investments	3,410	3,460	2,486
Other (loss)/gain	(330)	(1,114)	6,493
Net (loss)/income on debt extinguishment	(277)	332	(2,272)
Exchange gain/(loss)	1,656	(1,960)	(7,655)
Share of gain/(loss) of equity investees	8,851	473	(2,142)

Income/(loss) from operations before income taxes	110,459	(57,080)	35,698

Income tax (expenses)/benefits	(80,910)	27,021	(30,256)

Net income/(loss)	29,549	(30,059)	5,442
Net (loss)/income attributable to non-controlling interest	(6,181)	3,819	(1,298)
Net income/(loss) attributable to Xinyuan Real Estate Co., Ltd. shareholders	23,368	(26,240)	4,144

Earnings /(loss) per ADS:
Basic	0.46	(0.49)	0.07
Diluted	0.46	(0.49)	0.07
ADS used in computation:
Basic	53,588	53,639	56,329
Diluted	53,591	53,639	56,624

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Nine months ended
	September 30,	September 30,
	2020	2019
	(unaudited)	(unaudited)
Total revenue	1,065,542	1,575,930
Total costs of revenue	(912,880)	(1,162,162)
Gross profit	152,662	413,768

Selling and distribution expenses	(42,610)	(61,106)
General and administrative expenses	(110,693)	(115,543)
Gain on disposal of property held for lease	82,806	-

Operating income/(Loss)	82,165	237,119

Interest income	11,900	13,294
Interest expense	(97,193)	(84,028)
Gain on short-term investments	7,771	4,162
Other (expense)/income	(1,652)	5,720
Net loss on debt extinguishment	(1,055)	(8,816)
Exchange loss	(1,154)	(8,464)
Share of gain/(loss) of equity investees	8,300	(5,444)

Income from operations before income taxes	9,082	153,543

Income taxes	(48,732)	(110,086))

Net (loss)/income	(39,650)	43,457
Net loss attributable to non-controlling interest	(2,745)	(9,050)
Net (loss)/income attributable to Xinyuan Real Estate Co., Ltd. shareholders	(42,395)	34,407

(Loss)/earnings per ADS:
Basic	(0.79)	0.60
Diluted	(0.79)	0.60
ADS used in computation:
Basic	53,710	57,404
Diluted	53,710	57,758

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	September 30,	June 30,	December 31,
	2020	2020	2019
	(unaudited)	(unaudited)	(audited)
ASSETS
Current assets
Cash and restricted cash	1,068,754	820,769	989,587
Short-term investments	22,431	5,850	5,596
Accounts receivable	95,474	88,103	97,912
Other receivables	412,095	330,833	287,300
Deposits for land use rights	29,956	28,816	26,375
Other deposits and prepayments	318,785	300,348	277,463
Advances to suppliers	75,029	66,317	44,358
Real estate properties development completed	657,079	415,430	458,205
Real estate properties under development	2,591,955	3,094,871	3,254,388
Amounts due from related parties	251,950	266,735	200,758
Amounts due from employees	3,480	1,594	2,351
Other current assets	5,279	18,186	772

Total current assets	5,532,267	5,437,852	5,645,065

Restricted cash, non-current	183,206	179,059	112,998
Real estate properties held for lease, net	490,391	511,800	515,869
Property and equipment, net	40,561	40,043	43,004
Long-term investment	614,611	593,547	613,620
Deferred tax assets	198,536	188,034	260,153
Deposits for land use rights and properties	33,773	32,488	32,969
Amounts due from related parties	41,188	39,465	82,687
Contract cost assets	21,945	20,703	23,093
Operating lease right-of-use assets	7,266	8,635	11,801
Other assets	85,855	76,415	80,405

TOTAL ASSETS	7,249,599	7,128,041	7,421,664

XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	September 30,	June 30,	December 31,
	2020	2020	2019
	(unaudited)	(unaudited)	(audited)
LIABILITIES AND
SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and notes payable	902,557	992,679	1,166,660
Short-term bank loans and other debt	16,420	56,881	73,419
Customer deposits	973,004	1,224,998	1,106,099
Income tax payable	152,639	155,914	298,228
Other payables and accrued liabilities	455,920	530,436	323,164
Payroll and welfare payable	10,554	10,269	24,224
Current portion of long-term bank loans and other debt	1,239,211	1,177,657	1,418,955
Lease liability, current portion	6,412	7,143	11,284
Mandatorily redeemable non-controlling interests	7,326	6,981	8,857
Amounts due to related parties	88,302	53,667	53,682

Total current liabilities	3,852,345	4,216,625	4,484,572

Non-current liabilities
Long-term bank loans	734,282	747,387	686,065
Other long-term debt	1,384,679	1,026,103	1,036,691
Deferred tax liabilities	377,434	299,468	338,593
Unrecognized tax benefits	116,309	114,085	73,605
Lease liability	2,574	3,373	10,187
Amounts due to related parties	-	24,853	-

TOTAL LIABILITIES	6,467,623	6,431,894	6,629,713

Shareholders’ equity
Common shares	16	16	16
Treasury shares	(115,091)	(114,454)	(113,720)
Additional paid-in capital	562,505	546,022	543,291
Statutory reserves	175,002	175,002	175,008
Retained earnings	77,247	37,301	135,873
Accumulated other comprehensive loss	(25,152)	(44,843)	(50,167)
Total Xinyuan Real Estate Co., Ltd. shareholders’ equity	674,527	599,044	690,301
Non-controlling interest	107,449	97,103	101,650
Total equity	781,976	696,147	791,951

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	7,249,599	7,128,041	7,421,664